UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   November 21, 2003

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	001-01072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

Potomac Electric Power Company (the "Company") has entered into a Purchase Agreement, dated November 19, 2003, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston LLC, on their own behalf and on behalf of Fleet Securities, Inc., SunTrust Capital Markets, Inc., Citigroup Global Markets Inc., McDonald Investments Inc. and BNY Capital Markets, Inc., (the "Purchase Agreement"), for the offer and sale of $200,000,000 in aggregate principal amount of 4.95% Senior Notes due November 15, 2013 (the "Senior Notes") to be issued under the Indenture, dated as of November 17, 2003, between the Company and The Bank of New York, as trustee (the "Senior Note Indenture"). The offer and sale of the Senior Notes are registered with the Securities and Exchange Commission on Registration Statement on Form S-3 (Registration No. 333-106209).

The Company has determined that it will use approximately $126 million of the net proceeds from the sale of the Senior Notes to redeem on or before December 31, 2003, at par, plus accrued interest, all of the 5,000,000 outstanding 7 3/8% Trust Originated Preferred Securities ("TOPrS") issued by Potomac Electric Power Company Trust I. The TOPrS are mandatorily redeemable on June 1, 2038, if not earlier redeemed. An additional $38.6 million will be used to pay off commercial paper with a weighted average interest rate of 1.08%. The proceeds from the sale of the commercial paper were used for general corporate purposes.

Item 7.   Financial Statements and Exhibits.
               (c) Exhibits

Exhibit No.	Description of Exhibit	Reference
1.1	Purchase Agreement.	Filed herewith.
4.1	Form of Senior Note.	Filed herewith.
4.2	Senior Note Indenture.	Filed herewith.
5.1	Opinion of Kirk J. Emge	Filed herewith.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

By: /s/   A. W. WILLIAMS
             Andrew W. Williams
        Senior Vice President and Chief Financial Officer

<u>November 21, 2003</u>
    DATE